As filed with the Securities and Exchange Commission on June 11, 2002

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

SIGNALSOFT CORPORATION
(Name of Subject Company)

SIGNALSOFT CORPORATION
(Name of Persons Filing Statement)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

82668M 10 2
(CUSIP Number of Class of Securities)

Andrew M. Murray
Senior Vice President of Finance
SignalSoft Corporation
5665 Flatiron Parkway
Boulder, Colorado 80301
(303) 381-3000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With a copy to:
J. Gregory Holloway
Holme Roberts & Owen LLP
90 South Cascade Avenue, Suite 1300
Colorado Springs, Colorado 80903-1615
(719) 473-3800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a)    Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates is SignalSoft Corporation, a Delaware corporation (“SignalSoft”). The address of the principal executive offices of SignalSoft is 5665 Flatiron Parkway, Boulder, Colorado 80301. SignalSoft’s telephone number at its principal executive offices is (303) 381-3000.

(b)    Securities.    The title of the class of equity securities is the common stock, $0.001 par value per share, of SignalSoft (“Common Stock” or the “Shares”). As of May 26, 2002, there were 25,307,436 shares of Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

(a)    Name and Address.    The filing person is the subject company. SignalSoft’s name, business address and business telephone number are set forth in Item 1(a) above.

(d)    Tender Offer.    This Schedule 14D-9 relates to the tender offer by Sapphire Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Openwave Systems Inc., a Delaware corporation (“Openwave”), to purchase all of the issued and outstanding Shares held by SignalSoft’s stockholders at $2.26 per share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2002 (“Offer to Purchase”) and in the related Letter of Transmittal (which, as amended or supplemented, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Openwave with the Securities and Exchange Commission (“SEC”) on June 11, 2002.

The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of May 28, 2002, among Openwave, Purchaser and SignalSoft (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into SignalSoft (the “Merger”). On completion of the Merger, SignalSoft will continue as the surviving corporation and become a wholly owned subsidiary of Openwave. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by Openwave, Purchaser, or SignalSoft or any of their respective subsidiaries) will be converted into the right to receive the Offer Price.

The Schedule TO states that the principal executive offices of Openwave and Purchaser are located at 1400 Seaport Boulevard, Redwood City, California 94063. Openwave and Purchaser’s telephone number at their principal executive offices is (650) 480-8000.

All information in this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference concerning Purchaser or Openwave, or actions or events with respect to either of them, was provided by Purchaser or Openwave, respectively, or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Information contained in this Schedule 14D-9 with respect to SignalSoft and its advisors has been provided by SignalSoft.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3 or incorporated in this Schedule 14D-9 by reference, to the knowledge of SignalSoft, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between SignalSoft or its affiliates and (a) SignalSoft’s executive officers, directors or affiliates; or (b) Purchaser’s executive officers, directors or affiliates. Certain contracts, agreements, arrangements or understandings between SignalSoft or its affiliates and certain of its directors and executive officers are described in the Information Statement that is attached as Annex A to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference (the “Information Statement”). The Information Statement is being furnished to SignalSoft’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 under the Exchange Act in connection with Openwave’s right (after the closing of the Offer) to designate persons to be appointed to SignalSoft’s Board of Directors (the “Board”) other than at a meeting of the stockholders of SignalSoft. In considering the recommendations of the Board, SignalSoft’s stockholders should be aware that certain members of the Board and certain of SignalSoft’s officers have interests in the Merger and the Offer that are described in this Schedule 14D-9 and in the Information Statement incorporated by reference in this Schedule 14D-9. These interests may present them with conflicts of interest.

    The Merger Agreement

The summary of the material terms of the Merger Agreement and the statement of the conditions to the Offer in Section 13 – “The Merger Agreement and Other Agreements” and Section 14 – “Certain Conditions of the Offer,” respectively, of the Offer to Purchase are incorporated in this Schedule 14D-9 by reference. The summary and description of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

    The Stockholders Agreement

As a condition and inducement to Openwave’s and Purchaser’s willingness to enter into the Merger Agreement, certain major stockholders of SignalSoft (the “Stockholders”), concurrently with the execution and delivery of the Merger Agreement entered into the Stockholders Agreement, dated as of May 28, 2002, with Openwave and the Purchaser (the “Stockholders Agreement”). The Stockholders, who beneficially own in the aggregate 7,428,126 Shares and options to acquire 67,500 Shares, or approximately 29.5% of SignalSoft’s outstanding Shares (28.7% on a fully diluted basis, including all stock options for which the exercise price is less than the Offer Price), are David A. Hose, James A. Fitch, Mark H. Flolid, Charles P. Waite, Jr., Olympic Venture Partners III, L.P., OVP III Entrepreneurs Fund, L.P., Olympic Venture Partners IV, L.P. and OVP IV Entrepreneurs Fund, L.P. Under the Stockholders Agreement, the Stockholders committed irrevocably to tender their Shares in the Offer and to grant a proxy with respect to voting their Shares in favor of the Merger. The Stockholders also granted Openwave an option to purchase their Shares outside of the tender offer.

The more detailed description of the Stockholders Agreement included in Section 13 – “The Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated in this Schedule 14D-9 by reference. The summary and description of the material terms of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

    Effects of the Offer and the Merger under SignalSoft Stock Plans and Certain Other Agreements Between SignalSoft and its Directors and Executive Officers

David A. Hose, SignalSoft’s President, Chief Executive Officer and Chairman of the Board of Directors, has interests in the transactions contemplated by the Merger Agreement that are in addition to his interests as a SignalSoft stockholder generally as described more fully below in this Item 3. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

On May 28, 2002, Mr. Hose signed an employment offer letter with Openwave, pursuant to which he will serve in a position that reports to Openwave’s Chief Executive Officer or Chief Operating Officer for at least two years. Mr. Hose’s employment may be terminated at will by either party. His salary will continue at his current annual rate of $220,008. Mr. Hose’s offer letter contains a non-compete covenant that will last from six to 24 months after termination of his employment with Openwave, depending on the timing and reason for termination.

SignalSoft has entered into an agreement with Broadview International LLC (“Broadview”), of which one of our directors, B. Holt Thrasher, is a Managing Director. Broadview provides merger and acquisition banking services. Under this agreement, Broadview is representing and advising us in connection with the Offer and Merger. SignalSoft has also entered into a consulting agreement with Broadview under which Broadview provides assistance to SignalSoft in evaluating strategic opportunities. Under such agreements, in 2001 SignalSoft paid a one-time commitment fee of $35,000 to Broadview for investment banking and advisory services. For services rendered in connection with the Offer and Merger, Broadview will be entitled to a success fee of up to $1,019,000.

Treatment of Stock Options.    Under the SignalSoft 2000 Equity Incentive Plan (the “Equity Plan”), if there is a change in control of SignalSoft, which would include the Offer and the Merger, unless otherwise provided by the Board all outstanding stock options will accelerate and become fully vested and exercisable. Under the SignalSoft 1995 Non-Qualified Stock Option Plan and 2000 Non-Qualified Stock Option Plan (the “Non-Qualified Plans” and, collectively with the Equity Plan, the “Plans”), the Board may provide that any or all outstanding stock options will accelerate and become fully vested and exercisable if there is a change in control of SignalSoft, which would include the Offer and the Merger. SignalSoft’s Board accelerated in full the exercisability of all outstanding stock options under the Non-Qualified Plans on May 28, 2002, effective at the Effective Time. Before the Effective Time, each option to purchase Shares granted pursuant to the Plans (“Options”) may be exercised to the extent the Option is vested and exercisable by its terms. Immediately prior to the Effective Time and following requisite notice to the optionees, all outstanding and unexercised Options granted under any Plan shall be canceled and converted into the right to receive a cash payment per Share in an amount equal to difference between the Offer Price and the per Share exercise price of the Option, to the extent such difference is a positive number. Any payment will be subject to all applicable tax withholding requirements.

    Effects of the Offer and the Merger With Respect to SignalSoft’s Board of Directors

Director and Officer Indemnification.    Openwave will cause SignalSoft to fulfill and honor in all respects SignalSoft’s obligations under its indemnification agreements with its directors and officers as of the Effective Time (the “Indemnified Parties”), and any indemnification provisions under the Company’s Certificate of Incorporation or Bylaws as in effect on May 28, 2002. Openwave’s indemnification obligations will continue for a period of six years after the Effective Time, or until claims asserted within the six-year period are finally resolved. The Certificate of Incorporation and Bylaws of SignalSoft (as surviving company in the Merger) will contain provisions with respect to exculpation, indemnification and advancement of expenses that are at least as favorable to the Indemnified Parties as those contained in SignalSoft’s charter documents in effect on May 28, 2002, except as otherwise required by law.

Insurance.    In addition, Openwave will cause SignalSoft to use its commercially reasonable efforts to maintain in effect directors’ and officers’ liability insurance covering the Indemnified Parties on terms no less favorable than those applicable as of the date of this Agreement. Openwave’s obligation to cause this insurance to be maintained extends for six years after the Effective Time, but Openwave is not required to expend annually in excess of 125% of the annual premium currently paid by the Company for such coverage. If the annual insurance premium exceeds this threshold, Openwave will cause SignalSoft to purchase as much coverage as is available for such amount.

For additional discussion of the indemnification and insurance provisions of the Merger Agreement, see Section 13 – “The Merger Agreement and Other Agreements” in the Offer to Purchase, a copy of which is incorporated by reference herein.

Item 4.    The Solicitation or Recommendation.

    Recommendation of the Board

At a meeting held on May 28, 2002, the SignalSoft Board unanimously determined that the Merger Agreement, including the Offer, the Merger and the transactions contemplated by the Merger Agreement, were fair to and in the best interests of, SignalSoft and its stockholders and voted to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and recommend that SignalSoft’s stockholders accept the Offer and tender their Shares in the Offer.

The Board’s recommendation is based in part on the written opinion delivered by RBC Dain Rauscher Inc. (“RBC”), a member company of RBC Capital Markets, to the Board of Directors on May 28, 2002 to the effect that, as of such date, and based on and subject to the matters described in the opinion, the $2.26 per Share cash consideration to be received by the holders of SignalSoft common stock in the proposed transaction was fair, from a financial point of view, to such stockholders. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by RBC, is set forth in Annex B to this Schedule 14D-9.

A letter to SignalSoft’s stockholders communicating the Board’s recommendation is filed as Exhibit (a)(2), and is incorporated herein by reference.

    Background of the Offer

On January 25, 2002, Broadview made a presentation to a meeting of SignalSoft’s Board regarding the mergers and acquisitions environment generally. The Board considered this presentation but did not reach any conclusions at that meeting, preferring instead to consider the information and conclusions presented and have further discussions at a later meeting.

On February 6, 2002, the Board met to discuss strategic alternatives for the future of SignalSoft. The Board reviewed SignalSoft’s market and sales outlook and considered three strategic options:

•	remaining as a stand-alone company,

•	pursuing tactical acquisitions, or

•	exploring the possibility of merger with a strategic acquiror.

The Board determined that there was potentially greater shareholder value in pursuing the third strategy compared to the first two. The Board took into account its belief that economic conditions made SignalSoft's continued success as an independent company less certain than it had been up to that point, and its belief that few acquisition options were available that could create significant revenue in the short term. The Board approved pursuing the third option – exploring the possibility of merger with a strategic acquiror. The Board requested that Broadview assist SignalSoft in exploring strategic options under the terms of an already existing letter agreement, which is described further in Item 5 below. The Board authorized Broadview to contact a number of companies that would be complementary with SignalSoft from a strategic standpoint, including twelve companies specifically discussed by the Board at the February 6 meeting. Openwave was one of the companies discussed by the Board and Broadview as potentially having a strategic interest in acquiring the Company. Under a reseller OEM agreement that had been entered into a year earlier, dated February 9, 2001, Openwave was already a licensee of SignalSoft’s Wireless Location Services software for sublicensing of the software to its customers and, accordingly, had some familiarity with the Company’s products and business.

Between February 6 and early May, 2002, representatives of SignalSoft contacted and held meetings with representatives from a number of companies regarding the possibility of an acquisition. On February 14, 2002, representatives of SignalSoft contacted Openwave to schedule a possible meeting to discuss a strategic relationship.

On February 20, 2002, senior executives of Openwave and SignalSoft held a meeting during an industry conference where they had general discussions regarding a possible strategic business transaction.

On February 28, 2002, SignalSoft and Openwave executed a mutual non-disclosure agreement whereby Openwave agreed to hold in confidence information provided by SignalSoft to Openwave in connection with Openwave’s evaluation of a possible acquisition of SignalSoft. Following execution of this non-disclosure agreement, SignalSoft provided Openwave with certain information regarding SignalSoft, including an information package delivered on March 14, 2002, in advance of a conference call among the parties and their representatives to review the information therein. Mutual confidentiality agreements were also executed with seven other potential acquirors, who also received evaluation information from SignalSoft.

On March 21, 2002, the Board met to consider a preliminary proposal for a stock-for-stock merger of equals transaction from another party that nominally valued SignalSoft at approximately $58,400,000 (the value of which consideration later fell, based on intervening market price declines in the potential acquiror, through May 6, 2002 to approximately $42,850,000 and through May 28, 2002 to approximately $36,300,000). The March 21, 2002 nominal valuation reflected a premium of approximately 23% to SignalSoft’s market price on that date. The Board concluded that this offer was not in the best interests of the stockholders and unanimously voted not to pursue it, taking into account, among other things, the offer price and the valuation, risks and uncertainty associated with the equity securities of the potential acquiror.

On April 14, 2002, senior management of SignalSoft visited the offices of Openwave to meet with senior management at Openwave and to discuss business, operating and financial aspects of SignalSoft. Between April 15 and April 30, 2002, SignalSoft and its representatives held continued discussions with Openwave regarding the terms, structure and valuation of a potential transaction. During this time, representatives of SignalSoft continued to solicit interest from other potential acquirors in order to generate other alternatives.

On May 1, 2002, SignalSoft management contacted Openwave management and suggested that Openwave submit a preliminary written proposal to acquire SignalSoft. Around this time, SignalSoft also asked seven other potential acquirors to submit written proposals demonstrating their interest.

On May 3, 2002, Openwave submitted a preliminary non-binding acquisition proposal to SignalSoft. The proposal reflected the acquisition by Openwave of SignalSoft at a price of $1.45 to $2.00 per Share, depending on various factors and subject to refinement through further discussions and a further due diligence review of SignalSoft.

In response to its requests for written proposals, SignalSoft received proposals from Openwave and one other potential acquiror (the “Other Party”), as well as oral indications of interest from other third parties. On May 6, 2002, SignalSoft’s Board met to consider the terms of acquisition proposals received from Openwave and the Other Party (compared against, among other things, the backdrop of the earlier stock-for-stock transaction offer) and to review the status of the other potential acquirors that had orally indicated interest. The Board determined that none of the existing proposals as then formulated presented adequate consideration compared to the stand alone value of the business. The Board instructed Broadview to attempt to negotiate improved terms for a potential transaction with Openwave and the Other Party. The Board also instructed Broadview to determine if there was any continuing interest from parties who, although asked to submit proposals, had not yet done so.

As compared to Openwave’s proposal, the proposal of the Other Party reflected a higher nominal consideration of $2.19 per Share, but was subject to reduction if SignalSoft’s cash position fell below expected levels. Furthermore, SignalSoft management viewed this price reduction as certain, given costs that would necessarily be incurred by SignalSoft in connection with any transaction it might pursue and the reduction in the company’s cash position that would result. Openwave’s proposal did not condition its bid on the amount of cash balance maintained by SignalSoft at closing. Both Openwave’s proposal and that of the Other Party were subject to customary conditions including due diligence review, board approval and negotiation of mutually satisfactory definitive agreements.

On May 10, 2002, in response to SignalSoft’s communication to Openwave that their price was too low, Openwave delivered to SignalSoft a revised proposal that provided for the cash payment of $2.30 per Share to the stockholders of SignalSoft. Openwave delivered to SignalSoft a written term sheet regarding such proposal on May 11. Negotiations on the terms of an acquisition proposal with both Openwave and the Other Party were held on May 12, 2002. The Openwave term sheet required that SignalSoft execute an exclusivity agreement as a condition of Openwave’s willingness to move forward toward an acquisition. The exclusivity agreement provided that SignalSoft would negotiate exclusively with Openwave concerning a potential transaction until June 15, 2002, subject to a standard “fiduciary out” provision, which would permit SignalSoft to engage in discussions with respect to any unsolicited bona fide written acquisition proposal if the Board deemed it necessary in order for it to discharge properly its duties under applicable law. The exclusivity agreement also provided for a termination fee of $2.3 million to be paid to Openwave if SignalSoft breached the exclusivity provisions on or prior to June 15, 2002 and provided for such termination fee (plus up to $750,000 in expenses) to be paid to Openwave if SignalSoft was acquired by another company as a result of a solicitation made prior to the end of such exclusivity period. Notwithstanding the request by representatives of SignalSoft that the Other Party eliminate the purchase price adjustment tied to maintaining a specified cash balance at closing, the Other Party retained such condition in its bid. Also, while the Other Party proposed similar exclusivity provisions, it did not agree to a standard “fiduciary out” provision such as that offered by Openwave. Following SignalSoft’s notification to the Other Party that it had received a superior proposal and was preparing to make a decision between the two proposals, the Other Party did not amend the terms of either its proposal or its proposed exclusivity agreement.

Following the Board’s review and comparison of the two proposals at a special meeting, including the terms of the exclusivity agreements proposed by Openwave and the Other Party, SignalSoft’s Board approved the execution and delivery of the exclusivity agreement proposed by Openwave. SignalSoft and Openwave executed the exclusivity agreement on May 13, 2002. On the same day, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), Openwave’s outside legal counsel, sent a due diligence request list to Holme Roberts & Owen LLP (“HRO”), SignalSoft’s outside legal counsel.

Starting on May 13, 2002 and continuing through the date of the signing of definitive agreements, SignalSoft and its representatives shared information with Openwave and its representatives concerning all aspects of SignalSoft’s business, operations, finances and technology, including through multiple visits to SignalSoft’s and HRO’s offices by Openwave representatives as well as delivery to Openwave and its representatives of information and documents requested in the course of Openwave’s due diligence.

On May 17, 2002, Skadden Arps delivered a draft merger agreement to HRO. SignalSoft and HRO reviewed and discussed the draft agreement over the ensuing weekend and began negotiating the agreement with Openwave and Skadden Arps on May 20, 2002. Negotiations continued through May 28, 2002, centered largely on issues regarding the conditions to the Offer and to the closing of the Merger, and assuring that the Company would be able to consider superior acquisition proposals from other parties if subsequently proposed.

On May 24, 2002, representatives of Openwave and SignalSoft held a conference call to discuss issues relating to due diligence, deal pricing and legal documentation. During this call, Openwave management indicated that, as a result of Openwave’s further review of the business and prospects of SignalSoft over the preceding ten-day period, Openwave was no longer willing to pay the the $2.30 per Share price that Openwave had most recently proposed in its term sheet, but that Openwave was still prepared to move forward with the acquisition at a revised purchase price of $2.26 per Share.

Later on May 24, 2002, the Other Party orally indicated to SignalSoft that it was interested in making an aggregate cash bid of $65,000,000 (approximately $2.49 per Share) for all of the issued and outstanding Shares, without the cash maintenance-based purchase price adjustment it previously proposed. When representatives of SignalSoft advised the Other Party that any written acquisition proposal would need to be disclosed to Openwave under the terms of the exclusivity agreement between Openwave and SignalSoft, the Other Party stated that it was withdrawing its offer. In accordance with the exclusivity agreement, SignalSoft informed Openwave that it had received this oral offer and invited Openwave to submit a higher offer. Openwave declined to increase its offer and further communicated to SignalSoft that, while it was prepared to seek definitive agreement by the exclusivity agreement deadline at the offer price of $2.26 per Share, it was not interested in raising its offer price per Share.

On May 28, 2002, the Other Party delivered a written term sheet to SignalSoft, together with a draft exclusivity agreement, each in a form substantially the same as the term sheet and exclusivity agreement it had previously delivered in early May, and with respect to which SignalSoft had engaged in negotiations through May 12, 2002, except indicating a price per Share of $2.49 and making no reference to the condition that required SignalSoft to maintain a pre-determined cash balance at closing. SignalSoft provided the material terms of such bid to Openwave in accordance with the exclusivity agreement.

Later on May 28, 2002, SignalSoft’s Board held a special meeting to consider approving the Offer and the Merger and executing a definitive merger agreement with Openwave at a cash price of $2.26 per Share. HRO advised the Board regarding its fiduciary duties and the applicable legal standards that should guide the Board’s decisionmaking process in evaluating the proposals before it. SignalSoft management and HRO reviewed with the Board the principal terms of the proposed definitive merger agreement and related agreements with Openwave, including the proposed stockholders agreement, and responded to questions by the Board. The Board also reviewed the proposed terms and conditions of the Other Party’s offer and considered the likelihood of consummating a transaction with the Other Party at its offer price in light of the fact that due diligence was a condition of its offer, yet the Other Party had not commenced a full due diligence examination of SignalSoft’s business, finance, accounting, sales, engineering, legal and other functional areas.

RBC reviewed with the Board its financial analysis of the Openwave offer and then delivered its oral opinion, subsequently confirmed in writing later that same day, that, as of such date, the consideration to be received by the stockholders of SignalSoft pursuant to the Merger Agreement was fair from a financial point of view.

Representatives of Broadview were asked by the Board to determine whether the Other Party was prepared to sign immediately a definitive agreement embodying its term sheet proposal. The Other Party informed Broadview that its execution of any definitive agreement would be subject to significant due diligence review of SignalSoft’s business and prospects which it had not yet undertaken, and it was therefore not prepared to sign a definitive agreement at that time.

After further discussion, the SignalSoft Board unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of SignalSoft and its stockholders, and voted to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and to recommend that SignalSoft's stockholders accept the Offer and tender their shares in the Offer.

Following the SignalSoft Board meeting, representatives of SignalSoft and Openwave met to finalize the transaction documentation. Subsequent to these meetings, the Merger Agreement was executed by SignalSoft, Openwave and Purchaser, and the Stockholders Agreement was executed by the Stockholders, Openwave and Purchaser.

Before the opening of trading on the Nasdaq National Market on May 29, 2002, Openwave issued a press release announcing their execution of the Merger Agreement.

On June 11, 2002, Openwave and Purchaser commenced the Offer.

    Reasons for the Recommendation of the Board.

In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of SignalSoft Common Stock accept the Offer and tender their Shares pursuant to the Offer, the Board consulted with SignalSoft’s senior management and legal and financial advisors, and considered a number of positive and negative factors including, but not limited to, the following:

•
the opinion of RBC, dated May 28, 2002, that as of and based on and subject to the matters described in the opinion, the $2.26 per Share cash consideration to be received by the holders of SignalSoft common stock in the proposed transaction was fair, from a financial point of view, to such stockholders. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by RBC, is set forth in Annex B to this Schedule 14D-9. Stockholders are urged to, and should, read the opinion of RBC in its entirety;

•
the fact that the proposed Offer Price represents a premium of approximately 113% over the closing price of SignalSoft’s Common Stock on The Nasdaq Stock Market of $1.06 on May 28, 2002, the last full trading day prior to the announcement of the Offer and the Merger;

•
the fact that Openwave’s cash bid of $2.26 per Share followed its completed due diligence activities and subjected SignalSoft’s stockholders to fewer conditions than the Other Party's offer, which was subject to significant due diligence and, in the opinion of the Board, based on past negotiations with the Other Party, the possibility of a price adjustment;

•
the extensive arms-length negotiations between SignalSoft and Openwave, leading to the conclusion of the Board that $2.26 represented the highest price per Share that could be negotiated with Openwave;

•
the history and progress of SignalSoft's negotiations with the Other Party, including without limitation that (i) the Other Party did not increase its original proposed price of $2.19 per Share on May 12, 2002 despite being informed by SignalSoft of the existence of a higher pending offer; (ii) the lack of a “fiduciary out” provision in its proposed exclusivity agreement; (iii) the significantly longer period of time that would likely be required to consummate a transaction with the Other Party as compared to Openwave; and (iv) the uncertainty as to whether a transaction with the Other Party would ever be consummated, as compared to the likelihood of consummation of the Offer and the Merger pursuant to the Merger Agreement with Openwave;

•	a confirmation by the Board of the business and financial outlook for SignalSoft and the industry initially considered by the Board at the January 25 and February 6, 2002 Board meetings;

•
that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

•
that Stockholders who beneficially own in the aggregate Shares and options to acquire Shares representing approximately 29.5% of SignalSoft’s outstanding Shares had committed to enter into the Stockholders Agreement, requiring them to tender their Shares into the Offer and granting Openwave an option to purchase any or all of their Shares at the Offer Price at any time prior to termination of the Stockholders Agreement;

•
the fact that Openwave and Sapphire Acquisition Corp.’s obligations under the Offer are not subject to any financing condition, and their representation that they have sufficient funds available to them to consummate the Offer and the Merger;

•
that pursuant to the Merger Agreement, between the execution of the Merger Agreement and the closing of the Offer, SignalSoft is required to obtain Openwave’s consent before it can take certain actions;

•
the inability of existing SignalSoft stockholders to participate in any potential future growth of SignalSoft beyond the premium reflected in the price per Share offered by Openwave, without reinvesting sale proceeds into the equity securities of Openwave;

•	the possibility raised by Openwave that Openwave would withdraw its bid, rather than raise it, if SignalSoft reopened negotiations with the Other Party;

•
the $2.3 million fee plus expenses up to $750,000 which could be payable by SignalSoft to Openwave under the exclusivity agreement in the event of negotiations or a consummated transaction with the Other Party;

•
the ability, due to the “fiduciary out” provisions of the Merger Agreement, for the Other Party or any other qualified person to make a superior offer if it so elected, and the ability of the Board, in certain circumstances, to respond to such an offer and, in certain circumstances, to terminate the Merger Agreement.

The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In view of the variety of factors considered in connection with its evaluation of the offer and the merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

    Intent to Tender

After reasonable inquiry and to SignalSoft’s knowledge, each executive officer and director of SignalSoft currently intends to tender all Shares held of record or beneficially owned by such person to Purchaser in the Offer, except to the extent tendering would incur liability under Section 16(b) of the Exchange Act.

Pursuant to the Stockholders Agreement the Stockholders committed, no later than the fifth business day following the commencement of the Offer, to:

•	tender a total of 7,428,126 Shares, and

•	exercise stock options for 67,500 Shares (to the extent the option exercise price is less than the Offer Price), and tender the Shares received on exercise.

The Stockholders also agreed not to withdraw any Shares tendered so long as the Offer remains outstanding.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

Under a letter agreement (the “Broadview Letter”) dated August 4, 1999, SignalSoft engaged Broadview to represent and advise SignalSoft in the event of a third party acquisition offer, and to assist SignalSoft in evaluating strategic opportunities.

Under a letter agreement (the “RBC Letter”) dated May 17, 2002, SignalSoft engaged RBC to render SignalSoft’s Board an opinion with respect to the fairness, from a financial point of view, to SignalSoft stockholders of the consideration to be received in the Offer and Merger. SignalSoft decided to engage RBC to render the fairness opinion (rather than asking Broadview to provide the opinion) because one of SignalSoft’s directors, B. Holt Thrasher, is also a Managing Director of Broadview.

Each of Broadview and RBC is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Board selected Broadview and RBC because of their expertise, reputation and familiarity with SignalSoft. In the ordinary course of business RBC may actively trade the equity securities of SignalSoft, as well as the securities of Openwave, for their own account and for the accounts of customers and, accordingly, may at any time have a long or short position in such securities.

Pursuant to the Broadview Letter, SignalSoft paid a one-time commitment fee of $35,000 to Broadview for investment banking and advisory services in 2001. Additionally, SignalSoft has agreed to pay Broadview a success fee of up to $1,019,000 upon the consummation of the Offer and Merger.

Pursuant to the RBC Letter, SignalSoft agreed to pay RBC a fee of $300,000 upon delivery of RBC’s fairness opinion, plus $25,000 if an updated fairness opinion is requested by SignalSoft’s Board before the launch of the tender offer, and $100,000 if an updated fairness opinion is requested by SignalSoft’s Board after the launch of the tender offer.

In addition, SignalSoft has agreed to indemnify Broadview and RBC against any and all losses, claims, damages or liabilities arising in any manner out of or in connection with the rendering of services under the Broadview Letter or RBC Letter, respectively, except to the extent that such liabilities are found in a final court judgment to have resulted primarily and directly from Broadview’s or RBC’s gross negligence or willful misconduct. SignalSoft has also agreed to reimburse Broadview and RBC for all reasonable expenses, including fees of legal counsel, incurred by Broadview or RBC, respectively, in investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuits, investigations, claims or other proceedings arising out of the transactions contemplated by the Broadview Letter or RBC Letter, respectively.

Except as described above, neither SignalSoft nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations with respect to the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by SignalSoft or, to the knowledge of SignalSoft, any executive officer, director, affiliate or subsidiary of SignalSoft, except for the following:

•
On May 28, 2002, David A. Hose, James A. Fitch, Mark H. Flolid, Charles P. Waite, Jr., Olympic Venture Partners III, L.P., OVP III Entrepreneurs Fund, L.P., Olympic Venture Partners IV, L.P. and OVP IV Entrepreneurs Fund, L.P. entered into the Stockholders Agreement. Under the Stockholders Agreement, the Stockholders agreed to tender 7,428,126 Shares to the Purchaser in connection with the Offer, to exercise stock options for 67,500 Shares (to the extent the exercise price is less than the Offer Price) and to tender the Shares received on exercise.

•	On May 28, 2002, David A. Hose received a non-discretionary distribution of 144,424 Shares from and pursuant to the terms of The David Alan Hose 2000 Trust.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Except as described in this Schedule 14D-9, SignalSoft is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of SignalSoft’s securities by SignalSoft, any subsidiary of SignalSoft, or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving SignalSoft or any subsidiary of SignalSoft;

•	a purchase, sale or transfer of a material amount of assets of SignalSoft or any subsidiary of SignalSoft; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of SignalSoft.

Except as described in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph of this Item 7.

Item 8.    Additional Information.

(a)    Purchaser’s Designation of Persons to be Elected to the Board

The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Openwave, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of SignalSoft’s stockholders and is incorporated herein by reference.

(b)    Delaware General Corporation Law

SignalSoft is incorporated under the laws of the State of Delaware.

Short-form Merger.    Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by SignalSoft’s stockholders (a “Short-Form Merger”). However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by SignalSoft’s stockholders will be required under the DGCL to effect the Merger. If all the conditions for the Offer are met, but Purchaser receives less than 90% of the issued and outstanding Shares in the Offer, the Merger Agreement provides that Purchaser may extend the Offer for an additional period not to exceed an aggregate of twenty (20) business days for the purpose of trying to obtain 90% of the issued and outstanding Shares in the Offer, provided that Purchaser is required to immediately accept and promptly pay for all Shares tendered prior to the date of such an extension.

Appraisal Rights.    Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of Shares who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise under DGCL complies with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holders (the “Dissenting Shares”). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price for each Share in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivering to SignalSoft a written withdrawal of his demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Stockholders who will be entitled to appraisal rights in connection with the merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Delaware Business Combination Statute.    SignalSoft is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time. The Board has approved the Offer, the Merger and the transactions contemplated by the Stockholders Agreement. Accordingly, Section 203 is inapplicable to the Offer, the Merger and the transactions contemplated by the Stockholders Agreement.

(c)    Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until notifications have been given and certain information has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of Shares in the Offer and the Merger. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Openwave expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 11, 2002. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time on June 26, 2002. Prior to such date, however, the FTC or the Antitrust Division may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the consummation of the acquisition, the FTC or the Antitrust Division could, notwithstanding termination of the waiting period, take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Openwave, SignalSoft or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Based upon an examination of publicly available information relating to the businesses in which SignalSoft is engaged, SignalSoft believes that the acquisition of Shares in the Offer and the Merger will not violate the applicable antitrust laws. Nevertheless, SignalSoft cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

In addition to the United States, the antitrust and competition laws of other countries may apply to the Offer and the Merger and additional filings and notifications may be required. Openwave and SignalSoft are reviewing whether any such filings are required and intend to make such filings promptly to the extent required.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase dated June 11, 2002*+
(a)(2)	Letter of Transmittal*+
(a)(3)	Notice of Guaranteed Delivery*+
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
(a)(5)	Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*+
(a)(7)	Summary Advertisement, published June 11, 2002 in the Wall Street Journal*
(a)(8)	Joint Press Release of Openwave and SignalSoft dated June 11, 2002*
(a)(9)	Letter to Stockholders from David A. Hose, President, Chief Executive Officer and Chairman of the Board of Directors of SignalSoft, dated June 11, 2002+
(a)(10)	Opinion of RBC Dain Rauscher Inc. to the Board of Directors of SignalSoft, dated May 28, 2002 (incorporated by reference to Annex B attached to this Schedule 14D-9)+
(e)(1)	Agreement and Plan of Merger, dated as of May 28, 2002, by and among Openwave Systems Inc., Sapphire Acquisition Corp. and SignalSoft**
(e)(2)	Stockholders Agreement, dated as of May 28, 2002, by and among Openwave Systems Inc., Sapphire Acquisition Corp. and certain major stockholders of SignalSoft specified on Schedule 1 attached thereto++
(e)(3)	Mutual Confidentiality Agreement, dated February 28, 2002, between SignalSoft Corporation and Openwave Systems Inc.*
(e)(4)	Letter Agreement, dated May 28, 2002, by and between Openwave Systems Inc. and David A. Hose*
(e)(5)	Exclusivity Agreement, dated May 12, 2002, by and between SignalSoft Corporation and Openwave Systems Inc.*
(e)(6)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 hereunder (incorporated by reference to Annex A attached to this Schedule 14D-9)+

*	Incorporated by reference to Schedule TO filed by Sapphire Acquisition Corp. and Openwave Systems Inc. on June 11, 2002.
+	Included in copies mailed to SignalSoft’s stockholders.
**	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by SignalSoft Corporation on May 30, 2002.
++	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by SignalSoft Corporation on May 30, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNALSOFT CORPORATION

By:	/s/ DAVID A. HOSE
David A. Hose President, Chief Executive Officer and Chairman of the Board of Directors
Dated: June 11, 2002

ANNEX A

SIGNALSOFT CORPORATION
5665 FLATIRON PARKWAY
BOULDER, COLORADO 80301

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about June 11, 2002, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of SignalSoft Corporation (“SignalSoft”) with respect to the tender offer by Sapphire Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Openwave Systems Inc., a Delaware corporation (“Openwave”), to the holders of record of shares of common stock, par value $0.001 per share, of SignalSoft (the “Common Stock” or the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Openwave to a majority of the seats on the Board of Directors of SignalSoft (the “Board”). This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

On May 28, 2002, SignalSoft, Openwave and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding Shares of SignalSoft at a price per Share of $2.26, net to the seller in cash (the “Offer Price”) upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated June 11, 2002, and in the related Letter of Transmittal (which, as amended or supplemented, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of SignalSoft and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Purchaser and Openwave with the Securities and Exchange Commission (“SEC”) on June 11, 2002.

The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (“DGCL”), Purchaser will be merged with and into SignalSoft (the “Merger”). Following consummation of the Merger, SignalSoft will continue as the surviving corporation and will become a subsidiary of Openwave. At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock (other than shares of Common Stock owned by Openwave, Purchaser, SignalSoft or any of their respective subsidiaries, and shares of Common Stock held by shareholders who have perfected their dissenters’ rights of appraisal under Section 262 of the DGCL) will be converted into the right to receive the Offer Price paid pursuant to the Offer.

The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached as Annex A, which was filed by SignalSoft with the SEC on June 11, 2002 and which is being mailed to shareholders of SignalSoft along with this Information Statement.

You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on Tuesday, June 11, 2002. The Offer is scheduled to expire at 12:00 a.m., New York City time, on Wednesday, July 10, 2002, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

The information contained in this Information Statement (including information incorporated by reference) concerning Openwave, Purchaser and Openwave’s designees has been furnished to SignalSoft by Openwave, and SignalSoft assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION CONCERNING SIGNALSOFT

The authorized capital stock of SignalSoft consists of:

•	65,000,000 shares of Common Stock, par value $0.001 per share, and

•	10,000,000 shares of preferred stock, $0.001 par value per share.

As of the close of business on May 26, 2002, there were 25,307,436 shares of Common Stock and no shares of Preferred Stock outstanding. Common Stock is SignalSoft’s only class of voting stock. Each share of Common Stock entitles the record holder to one vote.

SignalSoft’s Bylaws provide that the exact number of directors will be fixed from time to time by action of the Board. Our Board is divided into three classes, and the number of directors currently is fixed at six. The Class III directors’ terms expire at the 2003 annual meeting of stockholders. The Class I directors’ terms expire at the 2004 annual meeting of stockholders. The Class II directors’ terms expire at the 2005 annual meeting of stockholders. If any director resigns, dies or is otherwise unable to serve out his or her term, or the Board increases the number of directors, the Board may fill the vacancy until the next annual meeting of stockholders.

RIGHTS TO DESIGNATE DIRECTORS AND OPENWAVE DESIGNEES

The Merger Agreement provides that promptly upon the acceptance for payment of, and full payment for, the Shares to be purchased pursuant to the Offer, Openwave shall be entitled (subject to the provisions discussed below) to designate such number of directors on the Board as will give Openwave representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of:

•	the total number of directors on the Board (giving effect to the directors elected or designated by Openwave pursuant to this sentence), multiplied by

•	the percentage that the aggregate number of Shares owned by the Purchaser, Openwave and any of their affiliates bears to the total number of Shares then outstanding;

provided, that in no case shall the number of members of the Board be required to be more than nine (9) as long as any incumbent SignalSoft Board member who is required to resign does so.

Upon Openwave’s request, SignalSoft is required to take all actions necessary to cause the persons designated by Openwave to be directors of the Board to be so appointed or elected, including amending our Bylaws if necessary so as to increase the size of the Board, or promptly secure the resignations of such number of our incumbent directors, or both, as is necessary to enable Openwave’s designees to be so elected or designated to the Board. At such time, SignalSoft shall, upon Openwave’s request, also cause persons elected or designated by Openwave to constitute the same percentage (rounded up to the next whole number) as is on the Board of:

•	each committee of the Board,

•	each board of directors (or similar body) of each subsidiary of SignalSoft, and

•	each committee (or similar body) of the board of each subsidiary of SignalSoft.

In the event that Openwave’s designees are elected or designated to the Board, then, until the Effective Time, SignalSoft shall cause the Board to have at least three (3) directors who were directors as of May 28, 2002, including at least two (2) members who are independent directors for purposes of the continued listing requirements of the Nasdaq National Market (the “Independent Directors”); provided, however, that if the number of Independent Directors shall be reduced below three (3) for any reason whatsoever, the remaining Independent Directors shall, to the fullest extent permitted by law, designate a person to fill such vacancy, and such person shall be deemed an Independent Director for purposes of the Merger Agreement. If no Independent Directors then remain, the other directors shall designate two (2) persons who are directors on the date hereof (or, in the event there shall be less than two (2) directors available to fill such vacancies as a result of such persons’ deaths, disabilities or refusals to serve, such smaller number of persons who are directors on the date hereof) to fill such vacancies and such persons shall be deemed Independent Directors for purposes of the Merger Agreement. If Openwave’s designees constitute a majority of SignalSoft’s Board after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors (or, if only one exists, then the vote of such Independent Director) shall be required to:

•	amend or terminate the Merger Agreement by SignalSoft,

•	exercise or waive any of SignalSoft’s rights, benefits or remedies hereunder, if such action would substantially and adversely affect holders of Shares other than Openwave or Purchaser,

•	amend SignalSoft’s Certificate of Incorporation or Bylaws if such action would substantially and adversely affect holders of Shares other than Openwave or Purchaser; or

•	take any other action under or in connection with the Merger Agreement if such action would substantially and adversely affect holders of Shares other than Openwave or Purchaser.

If there are no Independent Directors then in office, then any of the above actions may be effected by majority vote of the entire Board.

The Openwave designees will be selected by Openwave from among the individuals listed below. Each of the following individuals has consented to serve as a director of SignalSoft if appointed or elected. None of the Openwave designees currently is a director of, or holds any positions with, SignalSoft, or has a family relationship with any directors or executive officers of SignalSoft. Openwave has advised SignalSoft that, to the best of Openwave’s knowledge:

•
except for 7,495,626 Shares which may be deemed to be beneficially owned by Openwave by virtue of the Stockholders Agreement among Openwave, Purchaser, and the stockholders of SignalSoft specified on Schedule 1 thereto, none of the Openwave designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of SignalSoft; and

•
no such person has been involved in any transaction with SignalSoft or any of its directors, executive officers or affiliates that is required to be disclosed under the rules and regulations of the SEC, other than with respect to transactions between Openwave and SignalSoft that have been described in the Offer to Purchase or the Schedule 14D-9.

Donald Listwin has been the President and Chief Executive Officer of Openwave since November 2000 and has served as Chairman of the Board since 2001. Mr. Listwin has over 20 years of experience in the networking industry, including 10 years at Cisco Systems, Inc. where he was Executive Vice President. While at Cisco Systems from 1990 to 2000, he led many growth strategies, such as entry into IBM Internetworking, the access market, and the service provider market. Mr. Listwin serves on the Board of Directors of MarketItRight.com. He also is Chairman of the Board of Directors for NetAid, a worldwide Internet-based program designed to empower individuals toward the goal of eradicating poverty in developing nations.

Alan J. Black has served as Senior Vice President, Corporate Affairs and Chief Financial Officer of Openwave since November 2000. Openwave was formerly known as Phone.com, Inc. Prior to the merger of Phone.com and Software.com, Inc., he was the Vice President of Finance and Administration, Chief Financial

Officer, and Treasurer of Phone.com. Prior to joining Phone.com in 1997, Mr. Black served as Chief Financial Officer at Vicor, Inc. from 1992 to 1997, a provider of Internet information capture and delivery systems for financial services firms.

Kevin Kennedy has served as Chief Operating Officer of Openwave since August 2001. From 1994 to 2001, Mr. Kennedy was senior vice president at Cisco Systems, Inc. with oversight over research and development. Mr. Kennedy currently serves as a Telecom Fund Technical Advisor to Pictet & Cie and a technical advisor to Cisco Systems, and sits on the Quantum Board of Directors.

Jon Shantz has served as Senior Vice President, Business Development of Openwave since December 2001 and is President, Chief Executive Officer and a Director of Sapphire Acquisition Corp. Prior to joining Openwave, Mr. Shantz served as General Manager of the Mobile Business Unit of Cisco Systems, Inc. from August 1999 to November 2001. While at Cisco Systems, he developed and led the Cisco Powered Networks, a premier industry alliance program, and spent several years developing new markets for Cisco Systems.

Steve Peters has served as Vice President, General Counsel and Corporate Secretary of Openwave since February 1999. Prior to joining Openwave, Mr. Peters worked at Baan Company N.V. (now a division of Invensys PLC) from 1997 to 1998, as Vice President of Business Development.

Kennen D. Hagen has served as Director of Corporate Development of Openwave since 2001. From April 1998 to December 2000, Mr. Hagen served as Vice President of Corporate Development.

Douglas P. Solomon is Associate General Counsel of Openwave and Vice President and Assistant Secretary of Sapphire Acquisition Corp. Prior to joining Openwave in 2000, Mr. Solomon served as Associate General Counsel at SmartForce PLC from 1998 through April 2000. Before joining SmartForce, Mr. Solomon practiced corporate law at Green Radovsky Maloney & Share LLP and Sidley & Austin (now Sidley Austin Brown & Wood).

Each of the Openwave designees is a citizen of the United States except for Mr. Listwin and Mr. Black, who are citizens of Canada. Openwave has informed SignalSoft that, to the best of its knowledge, none of the Openwave designees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Openwave’s designees may assume office at any time following the purchase by Purchaser of the Shares pursuant to the Offer, which purchase cannot be consummated earlier than July 10, 2002, and that, upon assuming office, Openwave’s designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Openwave’s designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of SignalSoft will resign.

INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the name, age and position of each director and executive officer of SignalSoft.

Name	Age	Position(s) with SignalSoft
David A. Hose	39	President, Chief Executive Officer and Chairman of the Board of Directors (Class III)
Mark H. Flolid	50	Executive Vice President of Corporate Development and Director (Class I)
Andrew M. Murray	44	Senior Vice President of Finance and Chief Financial Officer
Charles P. Waite, Jr.	47	Director (Class III)
B. Holt Thrasher	40	Director (Class II)
Eric L. Doggett	43	Director (Class II)
Perry M. LaForge	43	Director (Class I)

Business Experience of Directors and Executive Officers:

David A. Hose is a founding member of SignalSoft and has been our Chief Executive Officer, President and Chairman of the Board of Directors since February 1995. In this capacity, Mr. Hose is responsible for overseeing SignalSoft’s growth and strategic direction. Prior to joining SignalSoft, from 1993 to January 1995, Mr. Hose served as the Vice President of Engineering at SCC Communications Corp., where he designed location-based applications for public-safety command and control systems. Between 1982 and 1993, Mr. Hose was employed in various management roles at SCC, GeoBased Systems, Criterion, Inc. and J&D Software.

Mark H. Flolid is a founding member of SignalSoft and served as our Executive Vice President of Sales and Marketing from February 1995 until August 1999. In August 1999, Mr. Flolid assumed the role of Executive Vice President of Corporate Development and is responsible for SignalSoft’s strategic partnerships. Prior to joining SignalSoft, from 1992 to January 1995, Mr. Flolid was Senior Vice President of Sales and Marketing at SCC Communications Corp. Between 1981 and 1992, he held senior management positions in sales, marketing and operations at Thomas Bros. Maps, GeoBased Systems and Criterion, Inc. Mr. Flolid graduated from the University of Texas where he earned both a BA in Political Science and an MA in Economics.

Andrew M. Murray joined SignalSoft as Vice President of Finance and Administration and Chief Financial Officer in August 1998. He became Secretary-Treasurer in October 1998 and Senior Vice President of Finance in March 2000. At SignalSoft, Mr. Murray oversees all financial functions, legal relationships and investor relations. Prior to joining SignalSoft, from January 1989 to August 1998, he served as Chief Financial Officer and Vice President of Finance and Administration for Dynamic Information Systems Corp., a Boulder, Colorado-based software company. His prior experiences also include finance-related management positions at Murray Equipment Company, AT&T Communications and Mountain Bell. Mr. Murray also serves on the board of directors of Bellco First Federal Credit Union and is a Certified Management Accountant. Mr. Murray earned an MBA from the University of Denver and a BS in Business Administration from the University of Northern Colorado.

Charles P. Waite, Jr. joined our board of directors in May 1997. He has served as a General Partner with Seattle-based OVP Venture Partners, a technology-focused venture capital firm with a specific emphasis on firms in the software and communications sectors, since 1987. Prior to joining OVP, Mr. Waite was a General Partner at Hambrecht & Quist, a venture capital entity based in San Francisco, for four years. From 1977 to 1981, he was a Cardiovascular Products Specialist for Denver-based Cobe Laboratories, Inc. He currently serves on the boards of directors of Loudeye Technologies, Verity, WatchGuard, ReturnsOnline, SafeHarbor, Seattle Genetics, 4thpass and Serengeti. Mr. Waite earned an MBA from Harvard University and a BA from Kenyon College.

B. Holt Thrasher joined our board of directors in May 1997. He has served as a Managing Director of Broadview International LLC, which provides merger and acquisition banking services, since August 1995. He is a member of Broadview’s Network Technology and Services global market group. Prior to joining Broadview, from March 1995 to August 1995, Mr. Thrasher was a full-time consultant with Omnipoint, a PCS service provider and developer of wireless communications equipment. From March 1992 to March 1995, he served as Vice President of Corporate Development at TipHook PLC. From August 1985 to September 1990, Mr. Thrasher served as Vice President of Mergers and Acquisitions with Smith Barney Harris & Upham and Company Inc. From June 1983 to August 1985, he was an associate with Brown Brothers Harriman. Mr. Thrasher also serves on the board of directors of Cogent Communications, Inc. a data communications services provider, and T-NETIX, Inc., a provider of call processing services, and is a member of the advisory boards of Jefferson Partners Capital, a Canadian technology fund, and MobileSpring, a wireless application company. Mr. Thrasher earned an MBA from the International Institute of Management Development in Lausanne, Switzerland and a BA from Colby College.

Eric L. Doggett joined our board in December 1997. He has served as the President and Chief Executive Officer and a director of Atlanta, Georgia-based Glenayre Technologies Inc., a developer of personal telecommunications equipment and software, since June 1999. Prior to joining Glenayre, from July 1998 to June 1999, he served as a strategic, operational and financial consultant for telecommunications ventures as a Venture Partner with Rein Capital, LLC. From September 1996 to June 1998, Mr. Doggett was a Senior Vice President and General Manager of the Communications Products Group at Compaq’s Tandem Computers. From June 1995 to September 1996, he served as Vice President of Technology at Nortel Networks’ Public Carriers. His prior experiences include over 11 years at Nortel Networks’ Public Carriers in other executive positions including Vice President of Marketing, Vice President/General Manager of International and Assistant Vice President/General Manager of the DMS-10 switching division. Mr. Doggett also serves on the boards of the Cellular Telecommunications and Internet Association and the International Engineering Consortium industry organizations. Mr. Doggett holds an MBA from Duke University and a BS in physics from North Carolina State University.

Perry M. LaForge has served as a director since December 1998. He is a Vice President and Partner with the international management-consulting firm of Pittiglio Rabin Todd and McGrath (PRTM). Prior to joining PRTM in 1984, Mr. LaForge worked for Corning Technical Products and Sperry Univac, where he was responsible for business development and new product releases. Mr. LaForge is the Executive Director of the CDMA Development Group, a trade association comprised of over 100 wireless operators and manufacturers. He is the founder of inOvate Communications Group, a company that creates and capitalizes promising companies in the Internet and telecommunications industries. He is also the founder, Chairman and President of inCode Telecom Group, a telecommunications consulting company. He also serves on the boards of directors of Repeater Technologies, Pixo Corporation and Watercove Networks. Mr. LaForge earned his MBA from the Amos Tuck School of Business at Dartmouth College and his BS from the University of Santa Clara.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

SignalSoft’s Board has established two standing committees: an audit committee and a compensation committee.

Audit Committee.    The audit committee consists of three directors. Currently the members of our audit committee are Messrs. Doggett, Thrasher and Waite, each of whom is independent as defined by the Nasdaq National Market listing standards. Mr. LaForge served as a member of our audit committee from August 2000 until April 15, 2002, when he resigned and Mr. Doggett was appointed to the committee. The audit committee met four times during 2001. The audit committee is responsible for recommending annually to the board of directors the independent auditors to be retained, reviewing with our independent auditors the scope and results of the audit engagement, reviewing our system of internal accounting controls and directing investigations into matters within the scope of its functions.

Compensation Committee.    The compensation committee consists of three directors. Currently the members of our compensation committee are Messrs. Doggett, Thrasher and Waite. The compensation committee met three times during 2001. The compensation committee is responsible for determining executive compensation policies and guidelines. It also administers our stock option plans and establishes the terms and conditions of all stock option grants.

During 2001, SignalSoft’s board of directors met 13 times and various committees of the board of directors met a total of seven times. Each director attended more than 75% of the meetings of the board of directors and meetings of committees on which such director served.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS
AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information as of May 26, 2002 as to the beneficial ownership of common stock by certain beneficial owners of more than five percent of the common stock, each director, each nominee for director, each executive officer and by all directors, nominees for director and executive officers as group:

Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Common Stock
OVP Venture Partners	3,290,154	(2)(3)	13.0%
James A. Fitch	1,555,367	(3)(4)	6.1
INVESCO Funds Group, Inc.	1,493,000	(5)	5.9
David A. Hose	1,860,916	(3)(6)	7.4
Mark H. Flolid	843,939	(3)	3.3
Andrew M. Murray	157,572	(7)	*
Charles P. Waite, Jr.	3,290,154	(3)(8)	13.0
B. Holt Thrasher	96,228	(9)	*
Eric L. Doggett	58,500	(10)	*
Perry M. LaForge	109,730	(11)	*
Donald Listwin	0		*
Alan Black	0		*
Kevin Kennedy	0		*
Jon Shantz	0		*
Steve Peters	0		*
Kennen P. Hagen	0		*
Douglas P. Solomon	0		*
All directors, nominees for director and executive officers as a group (14 persons)	9,465,406	(12)	36.9%

*	Less than one percent.

(1)	Unless otherwise indicated, the address of each person named in the table is SignalSoft Corporation, 5665 Flatiron Parkway, Boulder, Colorado 80301.
(2)	Represents shares of common stock owned by investors affiliated with OVP Venture Partners, including:
-	1,934,718 shares of common stock owned by Olympic Venture Partners III, L.P.
-	98,456 shares of common stock owned by OVP III Entrepreneurs Fund, L.P.
-	1,133,069 shares of common stock owned by Olympic Venture Partners IV, L.P.
-	56,411 shares of common stock owned by OVP IV Entrepreneurs Fund, L.P.
-	67,500 shares beneficially owned by Charles P. Waite, Jr., as to which OVP Venture Partners disclaims beneficial ownership.
The	address for OVP Venture Partners and its affiliates is 2420 Carillon Point, Kirkland, Washington 98033.
(3)
Messrs. Hose, Fitch, Flolid and Waite and OVP Venture Partners executed a Stockholders Agreement dated May 28, 2002 with Openwave Systems Inc. and Sapphire Acquisition Corp. By virtue of this agreement, the parties thereto may be deemed to be members of a Section 13(d) group that is a 10% owner of SignalSoft’s outstanding common stock. A total of 7,428,126 shares and options to acquire 67,500 shares are subject to the Stockholders Agreement. Each of Messrs. Hose, Fitch, Flolid and Waite and OVP Venture Partners disclaims beneficial ownership of the securities subject to the Stockholders Agreement except with respect to the shares reported opposite his or its name in the table above. Each of Messrs. Hose, Fitch, Flolid and Waite and OVP Venture Partners disclaims membership in any group with respect to the Stockholders Agreement.

(4)
Based solely on information contained in an Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission on February 13, 2002. The address for Mr. Fitch is 827 Walnut Street, Edmonds, Washington 98020.

(5)
Based solely on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2002. The address for INVESCO Funds Group, Inc. is 4350 South Monaco Street, Denver, Colorado 80237.

(6)	Includes 54,750 shares owned by Mr. Hose’s wife.
(7)
Includes 7,572 shares owned jointly by Mr. Murray and his wife. Includes 123,000 shares of common stock issuable under options granted under the terms of our 1995 Nonqualified Stock Option Plan and 2000 Equity Incentive Plan, which are exercisable within 60 days.

(8)
Includes 67,500 shares of common stock issuable under options granted under the terms of our 1995 Nonqualified Stock Option Plan and 2000 Equity Incentive Plan, which are exercisable within 60 days. Includes 3,222,654 shares owned by OVP Venture Partners and its affiliates, as to which Mr. Waite disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address for Mr. Waite is OVP Venture Partners, 2420 Carillon Point, Kirkland, Washington 98033.

(9)
Includes 47,500 shares of common stock issuable under options granted under the terms of our 1995 Nonqualified Stock Option Plan and 2000 Equity Incentive Plan, which are exercisable within 60 days. The address for Mr. Thrasher is Broadview International LLC, One Bridge Plaza, Fort Lee, New Jersey 07024.

(10)
Includes 47,500 shares of common stock issuable under options granted under the terms of our 1995 Nonqualified Stock Option Plan and 2000 Equity Incentive Plan, which are exercisable within 60 days. The address for Mr. Doggett is Glenayre Technologies Inc., 11360 Lakefield Drive, Duluth, Georgia 30097.

(11)
Includes 62,230 shares owned by a trust of which Mr. LaForge and his wife are the trustees and initial beneficiaries. Includes 47,500 shares of common stock issuable under options granted under the terms of our 1995 Nonqualified Stock Option Plan and 2000 Equity Incentive Plan, which are exercisable within 60 days. The address for Mr. LaForge is Pittiglio Rabin Todd and McGrath, 650 Town Center Drive, Suite 820, Costa Mesa, California 92626.

(12)	Includes 333,000 shares of common stock issuable under options granted under the terms of our 1995 Nonqualified Stock Option Plan and 2000 Equity Incentive Plan, which are exercisable within 60 days.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors

SignalSoft’s directors, who are not also our employees, are reimbursed for the expenses they incur in attending meetings of our board or our board committees. All directors, who are not also our employees, are eligible to participate in our option plans. In conjunction with our retention program, in November 2001 SignalSoft granted each of Messrs. Waite, Thrasher, Doggett and LaForge a nonqualified option (i.e., not an incentive stock option) to purchase 7,500 shares of our common stock under our 2000 equity incentive plan. At terms consistent with options normally granted under SignalSoft’s option plans, these options vest over 50 months, with 24% vesting on the one-year anniversary of the date of grant and 2% vesting each month thereafter. The options have an exercise price of $3.00 per share.

Executive Compensation—Summary Compensation Table

The following table sets forth certain information regarding the compensation paid in the last three fiscal years to each of SignalSoft’s executive officers.

Summary Compensation Table

Name and Principal Position	Annual Compensation				Long-Term Compensation Awards
	Year	Salary ($)	Bonus ($)		Shares Underlying Options (#)	All Other Compensation ($)
David A. Hose	2001	$220,000	$31,005		—	—
Chief Executive Officer, President	2000	208,338	80,000		—	—
and Chairman of the Board of Directors	1999	150,000	45,000	(1)	—	—
Mark H. Flolid	2001	150,000	25,000		—	—
Executive Vice President of	2000	145,834	50,000		—	—
Corporate Development	1999	125,000	13,000	(2)	—	—
Donald J. Winters, Jr. (3)	2001	200,000	10,000		25,000	—
Former Senior Vice President	2000	189,587	75,000		200,000	—
and Chief Operating Officer	1999	134,379	22,000	(2)	—	—
Andrew M. Murray	2001	150,000	40,000		45,000	—
Senior Vice President of Finance, Chief Financial	2000	146,000	35,000		30,000	—
Officer and Secretary-Treasurer	1999	120,840	22,000	(2)	—	—

(1)	$30,000 of this amount represents a discretionary bonus that was earned in 2001 but paid in 2002.
(2)	Represents a discretionary bonus that was earned in 2001 but paid in 2002.
(3)	Winters resigned his employment with SignalSoft effective December 31, 2001.
(4)	$25,000 of this amount represents a discretionary bonus that was earned in 2001 but paid in 2002.

Options Granted

The following table sets forth information concerning options granted in 2001 to SignalSoft’s executive officers named in the Summary Compensation Table.

Option Grants in the Last Fiscal Year

Name	Number of Options Granted	Percent (%) of Total Options Granted to Employees During 2001	Exercise Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option
					5%	10%
David A. Hose	—	—	—	—	—	—
Mark H. Flolid	—	—	—	—	—	—
Donald J. Winters, Jr.	25,000	1.7%	$3.00	11/30/11	$47,500	$120,000
Andrew M. Murray	45,000	3.1%	$3.00	11/30/11	$85,500	$216,000

Option Exercises and Year End Option Values

The following table sets forth information concerning options exercised in 2001 and outstanding options held by our executive officers named in the Summary Compensation Table as of December 31, 2001.

Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at December 31, 2001 (#) Exercisable/Unexercisable	Value of Unexercised In–the–Money Options at December 31, 2001 ($) Exercisable/Unexercisable

David A. Hose	—	—	— / —	— / —

Mark H. Flolid	—	—	— / —	— / —

Donald J. Winters, Jr.	—	—	99,000 / 169,500(1)	$174,16 / $38,660(1)

Andrew M. Murray	—	—	47,700 / 75,300	$131,790 / $117,720

(1)	Mr. Winters resigned his employment with SignalSoft effective December 31, 2001. All option vesting ceased as of that date and vested options that were not exercised by March 31, 2002 expired.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

Under the SignalSoft 2000 Equity Incentive Plan (the “Equity Plan”), if there is a change in control of SignalSoft, which would include the Offer and the Merger, unless otherwise provided by the Board, all outstanding stock options will accelerate and become fully vested and exercisable. Under the SignalSoft 1995 Non-Qualified Stock Option Plan and 2000 Non-Qualified Stock Option Plan (the “Non-Qualified Plans” and, collectively with the Equity Plan, the “Plans”), the Board may provide that any or all outstanding stock options will accelerate and become fully vested and exercisable if there is a change in control of SignalSoft, which would include the Offer and the Merger. SignalSoft’s board accelerated in full of the exercisability of all outstanding stock options under the Non-Qualified Plans on May 28, 2002. Before the Effective Time, each option to purchase Shares granted pursuant to the Plans (“Options”) may be exercised to the extent the Option is vested and exercisable by acceleration or otherwise. At the Effective Time and following requisite notice to the optionees, all outstanding and unexercised Options granted under any of the Plans shall be canceled and converted into the right to receive a cash payment per Share by SignalSoft following the Effective Time of an amount equal to difference between the Offer Price and the per Share exercise price of the Option, to the extent such difference is a positive number. Any payment will be subject to all applicable tax withholding requirements.

On May 28, 2002, David A. Hose signed an employment offer letter with Openwave, pursuant to which he will serve in a position that reports to Openwave’s Chief Executive Officer or Chief Operating Officer for at least two years. Mr. Hose’s employment may be terminated at will by either party. His salary will continue at his current annual rate of $220,008. Mr. Hose’s offer letter contains a non-compete covenant that will last from six to 24 months after termination of his employment with Openwave, depending on the timing and reason for termination.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of SignalSoft’s Board of Directors consists solely of three non-employee directors. The Compensation Committee determines all compensation paid or awarded to SignalSoft’s key executive officers and has the ability to grant options to new and existing employees, members of the board of directors and key executive officers.

Philosophy.    The Compensation Committee’s goal is to review compensation of executive employees to help ensure the ability to recruit and retain a team of superior talent. To do so, the Committee attempts to offer competitive and fair compensation that rewards executives for exceptional performance and holds them accountable for SignalSoft’s performance. Particular objective factors that the Committee believes are important in assessing performance include the innovation and enhancement of SignalSoft’s products and services to meet a continually evolving industry, an increase in SignalSoft’s customer base and creation of market demand and growth in revenue, earnings before interest expense, taxes, depreciation, and amortization, and earnings per share. More subjective factors the Committee believes are important in evaluating performance include success in undertaking joint ventures and acquisitions, integrating newly acquired companies and hiring and retention of key employees.

In establishing appropriate levels for base salary, the Committee considers the market for senior executives of companies in businesses comparable to SignalSoft’s, based on the business experience of the members of the Committee. The Committee also considers the particular officer’s overall contributions to SignalSoft over the past year and in prior years. Annual performance bonuses are based on the Compensation Committee’s evaluation of the executive’s performance in achieving several annual goals, specified individually for each executive, that are in line with SignalSoft’s overall objectives, as stated above. Option grants are designed to reward an executive officer for his overall contribution to SignalSoft and to serve as an incentive to achieve SignalSoft’s goal of increasing stockholder value.

Executive officers’ compensation consists primarily of three components: base salary, cash bonus, and stock options.

Base Salary.    The Committee establishes base salaries after considering a variety of factors that determine an executive’s value to SignalSoft, including the individual’s knowledge, experience, and accomplishments and the level of responsibility assumed. The Committee also sets base salaries at levels it considers necessary to retain key employees.

Cash Bonus.    The Committee approved the overall company cash bonus program and determined each executive officer’s cash bonus for the fiscal year ended December 31, 2001. Cash bonuses are based on the Committee’s quantitative evaluation of SignalSoft’s performance and overall qualitative evaluation of the performance and accomplishments of each executive officer in achieving his specified goals for the year. In 2001, certain financial objectives were not achieved as a result of market decline. However, in awarding cash bonuses, the Committee considered the Company’s success in the mobilePosition acquisition and the continuing progress in creating market demand, establishing a global presence and development of new market opportunities for SignalSoft and in recruiting and market development.

Stock Options.    The Committee believes achievement of SignalSoft’s goals may be fostered by a stock option program that is tailored to employees who significantly enhance SignalSoft’s value. Accordingly, during the fiscal year ended December 31, 2001, the Board of Directors granted employees options to purchase 1,473,911 shares of Common Stock. Named executive officers received options with respect to 70,000 shares of Common Stock and members of the Board of Directors received options with respect to 30,000 shares of common stock. Options were granted to the Board of Directors in conjunction with the Company’s retention program and were granted at terms consistent with the terms of options normally granted under the Company’s option plans.

Chief Executive Officer’s Compensation.    David A. Hose is a founding member of SignalSoft and one of SignalSoft’s largest stockholders. His financial well-being is therefore directly tied to SignalSoft’s performance as reflected in the price per share of Common Stock. For his services as SignalSoft’s Chairman of the Board of Directors and Chief Executive Officer, Mr. Hose received an amount of base compensation for 2001 determined in accordance with the compensation policies established by the Committee. The Committee awarded Mr. Hose a bonus of $30,000 for the fiscal year ended December 31, 2001. Mr. Hose did not receive any stock options.

Compensation Deduction Limit.    The Securities and Exchange Commission requires that this report comment on SignalSoft’s policy with respect to a special rule under the tax laws, section 162(m) of the Internal Revenue Code. That section limits, with exceptions described below, the compensation that a corporation can deduct for payments to a chief executive officer and the four other most highly compensated executive officers to $1.0 million per officer per year. A company can deduct compensation (including compensation resulting from the exercise of options) in excess of $1.0 million if it pays the compensation under a plan that its stockholders approve and that is performance-related. Option exercises are typically deductible under such a plan if granted with exercise prices at or above the market price when granted or if grandfathered because granted before the public offering. The Committee’s policy with respect to the compensation deduction limit is to make every reasonable effort to ensure that compensation likely to be received by a senior executive is deductible under section 162(m), while at the same time giving Company executives incentive to stay with SignalSoft and enhance SignalSoft’s value. The Committee believes, however, that compensation exceeding the $1.0 million deduction limit should not be ruled out where such compensation is justified based on the executive’s value to SignalSoft and its stockholders. The Committee believes that no executive compensation expenses paid in 2001 will be non-deductible under section 162(m).

This Report shall not be deemed incorporated by reference in any document previously or subsequently filed with the Securities and Exchange Commission that incorporates by reference all or any portion of this proxy statement, unless the report is specifically incorporated by reference.

Eric L. Doggett
B. Holt Thrasher
Charles P. Waite, Jr.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of SignalSoft. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

AUDIT COMMITTEE REPORT

The Audit Committee is governed by a written charter, which was adopted by SignalSoft’s board of directors in August 2000. The charter specifies the scope of the Committee’s responsibilities and how it carries out those responsibilities. Among its other functions, the Committee recommends to the board of directors, subject to stockholder ratification, the selection of our independent accountants. A copy of the charter was included as an annex to the proxy statement for SignalSoft’s 2001 annual meeting of stockholders. The Committee has reviewed and reassessed the adequacy of the charter.

The Committee has reviewed and discussed SignalSoft’s audited financial statements for the year ended December 31, 2001 with management and with KPMG LLP, SignalSoft’s independent public accountants. The Committee also has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications).

The Committee has received the written disclosures and the letter from KPMG required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with KPMG their independence from SignalSoft. The Committee also has considered whether the provision of non-audit services to SignalSoft is compatible with the independence of KPMG.

Based on the reviews and discussions referred to above, in reliance on management and KPMG, and subject to the limitations of our role, the Committee recommended to the Board of Directors that the financial statements referred to above be included in our Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

This Report shall not be deemed incorporated by reference in any document previously or subsequently filed with the Securities and Exchange Commission that incorporates by reference all or any portion of this proxy statement, unless the report is specifically incorporated by reference.

Perry M. LaForge
B. Holt Thrasher
Charles P. Waite, Jr.

PERFORMANCE GRAPH

The stock price performance graph shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 by any general statement incorporating this proxy statement by reference, except to the extent that we specifically refer to this information as being incorporated therein by reference, and shall not otherwise be deemed filed under such Acts.

The following graph shows a comparison of the cumulative total stockholder returns, assuming reinvestment of dividends, for (i) SignalSoft Corporation; (ii) the companies included in the Standard & Poor’s 500 Stock Index; and (iii) Aether Systems, Inc., Openwave Systems, Inc., TeleCommunications Systems, Inc. and 724 Solutions, Inc., for the period commencing August 3, 2000, the date our Common Stock was first publicly traded, through December 31, 2001. The stockholder returns are based upon an assumed $100 investment made on August 3, 2000 in each of three charted alternatives. The chart does not reflect changes in SignalSoft’s stock price subsequent to December 31, 2001.

COMPARISON OF 17 MONTH CUMULATIVE TOTAL RETURN*
Among SignalSoft Corporation, the S&P 500 and Peer Group

SignalSoft Corporation Nasdaq Ticker Symbol “SGSF”

	8/3/00	12/31/00	12/31/01
SignalSoft	100	45	20
Peer Group	100	36	9
S&P 500	100	91	79

* Based on $100 invested on August 3, 2000 in stock - including reinvestment of dividends.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SignalSoft has granted nonqualified stock options to some of our directors and executive officers, as described in “Compensation of Directors and Executive Officers.”

In 1997, SignalSoft entered into a consulting agreement with Eddy Hose, the father of David Hose, our President, Chief Executive Officer and Chairman of the Board of Directors. Eddy Hose currently provides engineering consulting services related to location determination technologies under the direction of Peter Jones, our Chief Technology Officer. Eddy Hose received a master’s degree in engineering from the University of California at Los Angeles and has approximately 45 years of telecommunications and aerospace industry experience. Depending on project involvement, Eddy Hose receives a monthly fee of $5,000-$10,000. David Hose has no direct interest in this transaction.

SignalSoft has entered into an agreement with Broadview International LLC, of which one of our directors, B. Holt Thrasher, is a Managing Director. Broadview provides merger and acquisition banking services. Under this agreement, Broadview will represent and advise us if a third party approaches us with an offer to acquire us. SignalSoft has also entered into a consulting agreement with Broadview under which Broadview will assist us in evaluating strategic opportunities. Under such agreements, in 2001 we paid a one-time commitment fee of $35,000 to Broadview for investment banking and advisory services. Additionally under this agreement, we paid a $750,000 success fee, plus related reimbursable expenses of a $2,592, for Broadview’s services rendered in the purchase of mobilePosition AB in May 2001. For services rendered in connection with the Offer and Merger, Broadview will be entitled to a success fee of up to $1,019,000.

SignalSoft has entered into an agreement for multiple projects with Pittiglio Rabin Todd & McGrath (PRTM), of which one of our directors, Perry M. LaForge is a Vice-President and Partner. Mr. LaForge was not directly involved in the selection discussions, negotiations or the provision of services under the agreement. PRTM provides management consulting services, with specialization in the area of telecommunications. Under this agreement, PRTM provided consulting services to SignalSoft in documenting, developing and implementing product development and delivery processes. As a result of the quality of service delivered, and a competitive comparison, PRTM was also utilized for development of sales initiation processes. Selection of PRTM as a service provider was based solely on their level of experience in the industry, a proven track record, scheduling availability of qualified personnel, and proposals with charges at or below market rates. As a result, we paid consulting fees totaling approximately $1.2 million in 2001. Fees paid to PRTM in 2002 have totaled approximately $158,300; the projects for which PRTM were engaged have been completed and no additional amounts are payable to PRTM.

Mr. LaForge served as a member of our audit committee from the time SignalSoft became a public company in August 2000 until April 15, 2002. Rule 4350 of the Nasdaq National Market, on which our Common Stock is quoted, requires us to have an audit committee composed of three “independent” directors. The rules specify that a director is not “independent” if he is a partner of a business entity to which we made payments that exceed 5% of our consolidated gross revenues for that year. Due to our lower than expected revenue during the year, our payments to PRTM in 2001 slightly exceeded 5% of our gross revenues for 2001. As a result, Mr. LaForge no longer qualifies as an independent director, since he is a partner of PRTM. Nasdaq rules allow us to have one non-independent director on our audit committee if our board of directors determines that the director’s membership on the committee is required by the best interests of SignalSoft and our stockholders. Our board determined that it was in the best interests of SignalSoft and our stockholders for Mr. LaForge to remain as a member of our audit committee through the annual financial statement review and the filing of our annual report on Form 10-K and this proxy statement, in order to maintain continuity during the fiscal 2001 review cycle. Effective April 15, 2002, Mr. LaForge resigned from our audit committee due to the independence rules, although he continues to serve as a member of our Board. The Board appointed Eric Doggett to serve as the third member of our audit committee effective April 15, 2002. Mr. Doggett qualifies as an independent director under Nasdaq rules.

SignalSoft has entered into indemnification agreements with our officers and directors. These agreements contain provisions requiring us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, except for liabilities arising from willful misconduct. We have also agreed to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

SignalSoft believes that the terms of the transactions described in this section were at least as favorable to us as the terms we could have obtained from unrelated third parties through arms-length negotiation.

On May 28, 2002, David A. Hose signed an employment offer letter with Openwave, pursuant to which he will serve in a position that reports to Openwave’s Chief Executive Officer or Chief Operating Officer for at least two years. Mr. Hose’s employment may be terminated at will by either party. His salary will continue at his current annual rate of $220,008. Mr. Hose’s offer letter contains a non-compete covenant that will last from six to 24 months after termination of his employment with Openwave, depending on the timing and reason for termination.

Reference is also made to the discussion of the Stockholders Agreement in Item 3 of the Schedule 14D-9, which is incorporated herein by reference in its entirety.

ANNEX B

Fairness Opinion of RBC Dain Rauscher Inc., a member company of RBC Capital Markets

RBC	Dain Rauscher Plaza
Capital	60 South 6th Street
Markets	Minneapolis, MN 55402-4422
(612) 371-2800
(612) 371-2763 fax

May 28, 2002

The Board of Directors
SignalSoft Corporation
1495 Canyon Blvd.
Boulder, CO 80302

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock (“Company Common Stock”) of SignalSoft Corporation, a Delaware corporation (the “Company”), of the cash consideration to be received by holders of Company Common Stock set forth in the proposed Agreement and Plan of Merger (the “Agreement”), by and among Openwave Systems Inc., a Delaware corporation (the “Acquiror”), Sapphire Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Acquiror (“Merger Sub”), and the Company. Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides for the commencement by Acquiror of a tender offer (the “Tender Offer”) to purchase Company Common Stock at a price of $2.26 per share, net to the seller in cash (the “Offer Price”) and the subsequent merger (the “Merger”) of Merger Sub into the Company, pursuant to which each share of Company Common Stock outstanding at the effective time of the Merger will be converted into the right to receive cash equal to the Offer Price. The Tender Offer and the Merger are collectively referred to as the “Transaction.” Options to purchase common stock of the Company will be cancelled and holders of such options will be paid the excess, if any, of the Offer Price over the exercise price of each such option times the number of share subject thereto. The terms and conditions of the Transaction are set forth more fully in the Agreement.

RBC Dain Rauscher, Inc. (“RBC”), a member company of RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as financial advisor to the Company in connection with the Transaction, and we will receive a fee for providing this opinion. The opinion fee is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of the Company and receive customary compensation in connection therewith, and also actively trades securities of the Company for its own account and the accounts of its customers, and accordingly, may hold a long or short position in such securities. Similarly, in the ordinary course of business, RBC may also act as a market maker and broker in the publicly traded securities of the Acquiror and receive customary compensation in connection therewith, and also actively trades securities of the Acquiror for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities.

In connection with our review of the Transaction, and in connection with the preparation of our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the draft Agreement dated May 26, 2002 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Company made available to us from published sources and from the internal records of the Company; (iii) we conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company; (iv) we received and reviewed financial forecasts prepared by the Company’s management and compared such forecasts with publicly available institutional investment research estimates (the “Research Estimates”); and (v) we reviewed the reported prices and trading activity for Company Common Stock.

In arriving at our opinion, we performed the following analyses in addition to the review and inquiries referred to in the preceding paragraph: (i) we compared the premium implied by the Offer Price with the premiums paid in selected transactions; (ii) we compared selected market valuation metrics of the Company and other comparable publicly-traded companies with the metrics implied by the Offer Price; (iii) we compared the financial metrics, to the extent publicly available, of selected precedent transactions with the metrics implied by the Offer Price; and (iv) we prepared a liquidation analysis of the Company using assumptions and estimates provided to or discussed with us by the management of the Company as to the value of the Company’s assets, the amount of the Company’s liabilities and the potential expenses associated with a liquidation. The Company did not provide us with forecasted financial information beyond December 31, 2003 and, as a result of the limited forecast, we were unable to employ a discounted cash flow analysis.

After discussions with, and at the direction of, the Company’s management, we have assumed that the Company will perform substantially in accordance with the Research Estimates. We express no opinion as to the Research Estimates or the assumptions on which they were based.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company or otherwise made available to us (including, without limitation, the financial statements and related notes thereto of the Company), and have not assumed responsibility for independently verifying and have not independently verified such information.

We have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of the Company, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company. Additionally, we have not been asked and did not consider the possible effects of any litigation or other legal claims.

We have assumed that the Merger will be accounted for by the Acquiror as a purchase transaction under generally accepted accounting principles. We have also assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement, and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date.

Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with the transaction contemplated by the Agreement and does not constitute a recommendation to any stockholder regarding whether to tender shares of Company

Common Stock in the Tender Offer or as to how such stockholder should vote with respect to the Merger. This opinion shall not be otherwise published or used, nor shall any public references to us be made, without our prior written consent, except for publication in the Schedule 14D-9 relating to the Tender Offer and any proxy statement relating to the Merger.

We have not been authorized by the Board of Directors of the Company to solicit, and did not solicit, other purchasers for the Company or alternative transactions to the Transaction. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction compared to any alternative business strategy or transaction in which the Company might engage.

Our opinion addresses solely the fairness of the consideration payable in the Transaction, from a financial point of view, to the holders of Company Common Stock. Our opinion does not in any way address other Transaction terms or arrangements, including, without limitation, the financial or other terms of any voting or employment agreement. We are not expressing any opinion herein as to the prices at which Company Common Stock have traded or may trade at any future time.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the cash consideration to be paid in the Transaction to the holders of Company Common Stock pursuant to the terms of the Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

RBC DAIN RAUSCHER INC.

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)	Offer to Purchase dated June 11, 2002*+
(a)(2)	Letter of Transmittal*+
(a)(3)	Notice of Guaranteed Delivery*+
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
(a)(5)	Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*+
(a)(7)	Summary Advertisement, published June 11, 2002 in the Wall Street Journal*
(a)(8)	Joint Press Release of Openwave and SignalSoft dated June 11, 2002*
(a)(9)	Letter to Stockholders from David A. Hose, President, Chief Executive Officer and Chairman of the Board of Directors of SignalSoft, dated June 11, 2002+
(a)(10)	Opinion of RBC Dain Rauscher Inc. to the Board of Directors of SignalSoft, dated May 28, 2002 (incorporated by reference to Annex B attached to this Schedule 14D-9)+
(e)(1)	Agreement and Plan of Merger, dated as of May 28, 2002, by and among Openwave Systems Inc., Sapphire Acquisition Corp. and SignalSoft**
(e)(2)	Stockholders Agreement, dated as of May 28, 2002, by and among Openwave Systems Inc., Sapphire Acquisition Corp. and certain major stockholders of SignalSoft specified on Schedule 1 attached thereto++
(e)(3)	Mutual Confidentiality Agreement, dated February 28, 2002, between SignalSoft Corporation and Openwave Systems Inc.*
(e)(4)	Letter Agreement, dated May 28, 2002, by and between Openwave Systems Inc. and David A. Hose*
(e)(5)	Exclusivity Agreement, dated May 12, 2002, by and between SignalSoft Corporation and Openwave Systems Inc.*
(e)(6)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 hereunder (incorporated by reference to Annex A attached to this Schedule 14D-9)+

*	Incorporated by reference to Schedule TO filed by Sapphire Acquisition Corp. and Openwave Systems Inc. on June 11, 2002.
+	Included in copies mailed to SignalSoft’s stockholders.
**	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by SignalSoft Corporation on May 30, 2002.
++	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by SignalSoft Corporation on May 30, 2002.